

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 1, 2010

By U.S. mail and facsimile to (507) 494-7711

Mr. Daniel L. Florness, Chief Financial Officer
Fastenal Company
2001 Theurer Boulevard
Winona, Minnesota 55987-0978

> **RE:** **Fastenal Company**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **File No. 0-16125**

Dear Mr. Florness:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Branch Chief